SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
1 May 2015
Mike Wells to succeed Tidjane Thiam as Group Chief Executive

Prudential plc ("Prudential") announces the appointment of Mike Wells to succeed Tidjane Thiam as Group Chief Executive on 1 June 2015.

Mike Wells has served on Prudential plc's Board since January 2011 and is currently President and Chief Executive of Jackson National Life Insurance Company ("Jackson"), Prudential's wholly owned US subsidiary. He has worked in life insurance, retirement services and asset management for 29 years and has served in senior and strategic positions at Jackson since joining in 1995.

Paul Manduca, Chairman of Prudential plc, said: "Following a rigorous succession planning process, we have found a fitting and experienced successor to Tidjane in Mike Wells, who has extensive experience of life insurance and asset management. Under his leadership, Jackson's profit has doubled and its cash remittances increased to a record £415 million in 2014. This has all been achieved while continuing to take a disciplined approach to risk management. As a member of the Board he has contributed to our successful strategy, which has delivered value for our customers and shareholders. The Group will make further progress under his leadership.

"The Board is very sorry to lose Tidjane as Group Chief Executive but understands his desire to step down after leading the Group for six successful years. He has made an exceptional contribution to the Group's success in recent years."

Tidjane Thiam said: "Mike has an outstanding track record. I have enjoyed working with him for the last seven years and I am pleased to be leaving Prudential in the hands of such an experienced leader. I am also pleased to be able to leave Prudential in excellent shape and I am confident that the Group will continue to deliver valuable products and services to its millions of customers around the world and create significant value for its shareholders, its staff and the communities in which it operates. I want to thank the Board and all my colleagues around the world for their support since I decided to join Prudential in September 2007."

Mike Wells said: "I am honoured to have been asked by the Board to lead Prudential, which is one of the best- performing financial services companies in the world. The Group is in excellent shape, not least because of the remarkable leadership of my predecessor. I would like to thank Tidjane for everything he has done for the business. Our long-term approach, strong values and outstanding people have enabled us to deliver high-quality, well tailored products to millions of customers and strong, consistent returns to our shareholders. In my career, I have always sought to ensure we put the needs of customers and clients at the heart of everything. I look forward to working with our talented and dedicated teams around the world to strengthen the Group even further."

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3719	Raghu Hariharan	+44 (0)20 7548 2871
Tom Willetts	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860

Notes to Editors:

About Mike Wells
Michael Andrew Wells has served on Prudential plc's Board since January 2011 and is currently President and Chief Executive of Jackson National Life Insurance Company. He has worked in life insurance, retirement services and asset management for 29 years. He joined Jackson in 1995 as President of Jackson National Life Distributors LLC, the insurer's marketing and distribution division. He played an integral role in the development of Jackson's first variable annuity and fixed index annuity products. When promoted to Vice Chairman and Chief Operating Officer in 2003, he assumed responsibility for Jackson's operations and technology and Group data management, in addition to his existing distribution role.

Mike was instrumental in establishing the broker-dealer network National Planning Holdings in 1998 and the managed accounts provider Curian Capital in 2003.

Mike has served on the boards of Brooke Holdings LLC, Brooke Life Insurance Company, Jackson National Life Insurance Company, Curian Capital LLC, Jackson National Life Distributors and National Planning Corporation. He has also served as an appointed member of several of Prudential's North American Board Committees, including the North American Audit and Risk Management Committee and Jackson Executive Committee, as well as a member of Jackson's Operations, Product and IT Steering management committees. Age 55.

Mike Wells will succeed Tidjane Thiam as Group Chief Executive on 1 June 2015 and will be based in London.

Employment details
Prudential is committed to full disclosure of the remuneration of its Executives. Mike Wells' basic salary will be £1,070,000. He will have a maximum bonus opportunity of 200% of base salary, with 40% of any bonus deferred into the Company's shares. Long-term incentive awards will be 400% of base salary. The Company will support Mike's relocation from the US to London.

Mike Wells has not been appointed for a fixed term but his service contract contains a notice provision under which either party may terminate upon 12 months' notice.

Regulatory disclosures
This announcement is made in accordance with UK Listing Rules 9.6.11(3) and 9.6.12. The effective date of Tidjane Thiam's resignation as a director of Prudential plc will be 31 May 2015.

Save as disclosed above, there is no further information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. Mike Wells has confirmed that there are no other matters that need to be brought to the attention of shareholders of Prudential.

Shareholding details
Mike Wells has a total beneficial holding of 384,265 ADRs, (0.03% of the issued share capital) and has awards over 360,823 ADRs subject to performance conditions (0.03% of issued share capital).

Prudential plc American Depositary Receipts (ADRs) are issued at a ratio of 1 ADR being equal to 2 Prudential plc ordinary shares of 5p each.

About Prudential plc
Prudential plc is incorporated in England and Wales, and its affiliated companies constitute one of the world's leading financial services groups, serving around 24 million insurance customers, and has £496 billion of assets under management (as at 31 December 2014). Prudential plc is listed on the stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

Forward-Looking Statements
This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates and the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union's 'Solvency II' requirements on Prudential's capital maintenance requirements; the impact of continuing designation as a global systemically important insurer; the impact of competition, economic growth, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading in its most recent annual report and the 'Risk Factors' heading of Prudential's most recent annual report on Form 20F filed with the US Securities and Exchange Commission.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 01 May 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/Alan F. Porter

Alan F. Porter
Group Company Secretary